EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES OF THE COMPANY

1.	Qiao Xing Mobile Communication Co. Ltd. (BVI)

2.	CEC Telecom Co., Ltd. (PRC)

3.	China Luxuriance Jade Company, Ltd. (BVI)